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                                                                EXHIBIT 99(a)(1)



                       MCNEIL PACIFIC INVESTORS FUND 1972

                                                                 October 4, 1996


Dear Unitholder:

Once again, Carl C. Icahn and his affiliate, High River Limited Partnership, have made an offer to purchase your units of McNeil Pacific Investors Fund 1972 (the "Partnership").

WHY DOES A SOPHISTICATED INVESTOR LIKE MR. ICAHN STILL WANT TO PURCHASE YOUR UNITS -- THIS YEAR FOR $224.50? THE ANSWER IS RELATIVELY SIMPLE: HE WANTS TO PROFIT SIGNIFICANTLY FROM HIS OWNERSHIP OF YOUR UNITS. AS DISCUSSED BELOW, AN INDEPENDENT ESTIMATE OF THE LIQUIDATION VALUE OF YOUR UNITS IS BETWEEN $233 AND $236 PER UNIT. FURTHER, AS DISCUSSED BELOW, THE PARTNERSHIP HAS BEGUN MARKETING FOR SALE ITS SOLE ASSET AND ANTICIPATES COMPLETING SUCH SALE BY DECEMBER 1997 WHICH WILL BE FOLLOWED BY A LIQUIDATING DISTRIBUTION TO ALL UNITHOLDERS.

As you may remember, last year Mr. Icahn and his affiliates commenced unsolicited tender offers for up to 45% of the outstanding units of limited partnership interests in ten McNeil Real Estate funds, including the Partnership. In response, after fully considering his offer for your Units in accordance with our fiduciary duties, we informed you that his offer was not in the best interests of either the Partnership or Unitholders and we strongly recommended that it be rejected because the price did not adequately reflect the inherent values of your Units. YOU AND THE HOLDERS OF 94.9% OF THE PARTNERSHIP'S UNITS AGREED THAT MR. ICAHN'S OFFER WAS INADEQUATE, REJECTED HIS OFFER AND DID NOT TENDER YOUR UNITS.

This year, the Partnership considered a variety of factors, including, but not limited to, the following in evaluating Mr. Icahn's offer:

PLANS TO LIQUIDATE THE PARTNERSHIP. In April 1996, the Partnership announced that it had determined to evaluate market and other economic conditions to establish the optimum time to commence an orderly liquidation of the Partnership's sole asset in accordance with the terms of its partnership agreement. THE PARTNERSHIP HAS BEGUN MARKETING ITS SOLE ASSET. Although there can be no assurance as to the timing of any liquidation due to real estate market conditions, the general difficulty of disposing of real estate, and other general economic factors, it is anticipated that such liquidation would result in the dissolution of the Partnership followed by a liquidating distribution to all Unitholders by December 1997.

INDEPENDENT OPINION OF LIQUIDATION VALUE. The report of Crosson Dannis, Inc. ("Crosson Dannis"), the Partnership's financial advisor, dated October 3, 1996, which estimates the present value (the "Present Estimated Liquidation Value") of a Unit based on the assumption that the Partnership commences a theoretical orderly liquidation in January 1997 and completes that liquidation by December
1997 (the "Assumed Liquidation").   THE PRESENT ESTIMATED LIQUIDATION VALUE FOR
THE PARTNERSHIP AS OF OCTOBER 3, 1996 IS BETWEEN $233 AND $236 PER UNIT. The Present Estimated Liquidation Value represents Crosson Dannis' estimate of the present value of the gross cash distributions, approximately $265.00, that a Unitholder would receive between now and the completion of the Assumed Liquidation. It should be noted that the Present Estimated Liquidation Value does not represent an estimate by Crosson Dannis of the fair market value of a Unit.

LIQUIDATION AND DISSOLUTION OF MCNEIL REAL ESTATE FUND V, LTD. You should be aware that last August, Mr. Icahn offered $400 per unit for McNeil Real Estate Fund V, Ltd. which was significantly below our estimate of the pro forma liquidation value of $667.30 per unit as of June 30, 1995. In response,
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we recommended that unitholders reject his offer because it did not reflect the inherent value of the units and was not in the best interests of either Fund V or its unitholders. Holders of approximately 97.5% of Fund V's units agreed in the fall of 1995 that Mr. Icahn's offer was inadequate, rejected his offer and did not tender their units. We are pleased to inform you that, since then, Fund V distributed $83.40 cash to unitholders and, on September 10, 1996, holders of more than 75% of Fund V's units which voted approved the liquidation and dissolution of Fund V, pursuant to which it is anticipated that all unitholders will receive a cash distribution of approximately $643.07 per Unit, subject to reserves and adjustment, which closely approximates our 1995 estimate of pro forma liquidation value. TAKEN TOGETHER WITH THE CASH DISTRIBUTIONS TO UNITHOLDERS, SUCH AMOUNT IS APPROXIMATELY $326.47 PER UNIT (82%) HIGHER THAN MR. ICAHN'S 1995 OFFER PRICE FOR UNITS OF FUND V. Although there can be no assurance that a similar result will occur with the Partnership or that any particular distribution per unit will be obtained, THE LIQUIDATION AND DISSOLUTION OF FUND V AND THE REPORT OF CROSSON DANNIS SHOULD BE CONSIDERED BY UNITHOLDERS WHEN MAKING A DETERMINATION WHETHER TO REJECT OR ACCEPT THE OFFER.

IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, THE PARTNERSHIP HAS DETERMINED NOT TO MAKE A RECOMMENDATION AS TO WHETHER UNITHOLDERS SHOULD REJECT OR ACCEPT MR. ICAHN'S OFFER. Attached is the Partnership's response to Mr. Icahn's offer which has been filed with the Securities and Exchange Commission and is being mailed to all Unitholders. While we suggest you read the attached Schedule 14D-9 (the "Response") in its entirety, you should be aware that Item 4 of the Response sets forth the recommendation of the Partnership with respect to the Mr. Icahn's offer and the background and reasons for the position taken by the Partnership.

We will, of course, continue to keep you informed of significant events concerning the Partnership. In the event you have any questions concerning this letter, please contact The Herman Group, Inc. which has been retained by the Partnership to assist in our response to your inquiries, toll free at (800) 658-2007.

Very truly yours,



Donald K. Reed
McNeil Partners, L.P.
General Partner





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